As Filed with the Securities and Exchange Commission on June 15, 2000
                                                       Registration No.333-92691
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               CYBERUNI.ORG, INC.
                 (Name of small business issuer in its charter)


          California                    7379                    94-3326946
  (State or jurisdiction of    (Primary Standard Industrial    (IRS Employer
incorporation or organization)    Identification No.)          Classification
                                                                 Code No.)

                                GEORGE V. FRANICH
                           90 Symonds Street, Level 2
                              Auckland, New Zealand
                               (011) 64-9-309-3387
            (Name, Address and Telephone Number of Agent for Service)

                             -----------------------

                                   Copies to:
                                WILLIAM D. EVERS
                            Evers & Hendrickson, LLP
                           155 Montgomery, 12th Floor
                             San Francisco, CA 94104
                Phone No.: (415) 772-8100 Fax No.: (415) 772-8101

                               -------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a  post-effective  amendment filed pursuant to Rule 462
(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a  post-effective  amendment filed pursuant to Rule 462
(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the  prospectus  is expected to be made pursuant to Rule
434 check the following box. / /
                                               CALCULATION OF REGISTRATION FEE

---------------------------- ------------------- --------------------------- ---------------------- ----------------
  Title of each class of        Amount to be     Proposed maximum offering     Proposed maximum        Amount of
securities to be registered      registered            price per unit         aggregate offering     registration
                                                                                     price                fee
---------------------------- ------------------- --------------------------- ---------------------- ----------------
    Series A Preferred           1,000,000                 $5.00                  $5,000,000            $1,320
---------------------------- ------------------- --------------------------- ---------------------- ----------------

(1)  Estimated  pursuant to Rule 457(a)  under the  Securities  Act of 1933,  as
amended  (the  "Securities  Act"),   solely  for  purposes  of  calculating  the
registration fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Disclosure alternative used (check one): Alternative 1 [ X ]; Alternative 2 [ ]

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

--------------------------------------------------------------------------------

                       Initial Public Offering Prospectus
                   Subject to Completion, Dated June 15, 2000

                               Cyberuni.org, Inc.

            1,000,000 shares of Series A Convertible Preferred Stock

         This is our initial public offering of Series A Convertible Preferred Stock. The offering price per share is $5.00. The maximum number of shares being offered under this prospectus is 1,000,000. The minimum number of shares being offered under this prospectus is 140,000. Proceeds from this offering will be placed in an escrow account until $700,000 is raised. The minimum investment required by each is investor is 200 shares.


         This  offering  will  commence  upon  the date of this  prospectus  and continue for a maximum of twelve months. This offering is made as a self-underwritten offering. No public market currently exists for our shares. Our shares will not be listed on NASDAQ or any national exchange.

                             ______________________

         Investing in our stock involves significant risks. See "Risk Factors" beginning on page 4.

                             ______________________


--------------------------------------------------------------------------------
                  Public Price   Underwriting Discount   Proceeds to Company (2)
                                   & Commissions(1)
--------------------------------------------------------------------------------
Per Share          $5.00          None                    $5.00
--------------------------------------------------------------------------------
Total Minimum
(14,000 shares)    $700,000       None                    $700,000
--------------------------------------------------------------------------------
Total Maximum
(1,000,000 shares) $5,000,000     None                    $5,000,000
--------------------------------------------------------------------------------

(1) The shares are being sold directly by us through a designated executive officer who will be registered as Sales representative, where required. The executive officer will not receive any commissions.

(2) Before deducting estimated expenses of $66,890 including registration fees, escrow agent fees, costs of printing, copying and postage and other offering costs, in addition to legal and accounting fees.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is ___________, 2000

--------------------------------------------------------------------------------

                               Table of Contents
                                                 Page                                                                  Page
                                                 ----                                                                  ----

Executive Summary                                   2         Management Relationships, Transactions and Remuneration   33
Risk Factors                                        2         Litigation                                                34
Business and Properties                             9         Federal Tax Aspects                                       35
Offering Price Factors                             18         Miscellaneous Factors                                     35
Use of Proceeds                                    20         Financial Statements                                      36
Capitalization                                     23         Management's Discussion of Certain Relevant Factors       53
Description of Securities                          24         Notification                                              54
Plan of Distribution                               25         Signatures                                                60
Dividends, Distributions and Redemptions           27
Officers and Key Personnel of the Company          27
Principal Stockholders                             32

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate on the date of this document.

                                 REFERENCE DATA

We have filed with the Securities and Exchange Commission a registration statement on Form SB-1 under the Securities Act with respect to this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. We will be subject to the informational filing requirements of the Securities Exchange Act of 1934 upon the effectiveness of the SB-1. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Our fiscal year ends on July 31.

                               Cyberuni.org, Inc.

Exact corporate name ......................... Cyberuni.org, Inc.

State and date of incorporation .............. California, March 2, 1999.

Street address of principal office ........... 90 Symonds St, Level 2, Auckland,
                                               New Zealand

Company telephone number ..................... Ph: 011-64-9-309-3387
                                               Fax: 011-64-9-309-3327

Fiscal  year  ended .......................... July 31

Persons to contact at
Company with respect to offering ............. George Franich

--------------------------------------------------------------------------------

         For the purposes of this prospectus, references to "we," "our" and "us" shall mean Cyberuni.org, Inc.

--------------------------------------------------------------------------------

1.       Executive Summary

         We intend to provide college level courses to universities and colleges around the world via the Internet. We also intend to provide student registration services to colleges via the Internet. Our aim is to enable colleges to broaden the range of courses that they offer their students without having to increase the size of their faculty and without having to invest in excessive capital expenditures.

2.       Risk Factors

         You should consider carefully the risks described below before you decide to buy our preferred stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our stock could fall, and you may lose all or part of the money you paid to buy our stock. This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as `believes,' `anticipates,' `plans,' `expects' and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of factors such as the Risk Factors discussed below.

                         Risks Relating to Our Business

Our prospects are difficult to evaluate because we have only been operating our business since March 1999.

         We have not yet begun to implement major portions of our business plan. We have not yet started to offer courses to colleges and universities and Kavil University Limited, our subsidiary, has only recently begun offering classes to a limited number of students. We do not have a substantial operating history which you may review in order to analyze the past performance of our business. As a consequence, you may find it difficult to evaluate our business and prospects.

We lack significant revenues, we have a history of net operating losses and expect net operating losses and negative cash flow for the foreseeable future.

         We have not achieved profitability and expect to incur operating losses for the foreseeable future. We have incurred net losses from operations of $130,525 in the period since our incorporation date of March 2, 1999. We expect these operating losses to increase for at least the foreseeable future. We may never achieve profitability, and if we do, we may not be able to sustain profitability. We have invested heavily to develop our services and establish our development, sales and marketing capabilities. We believe that our success depends, among other things, on our ability to develop new relationships with colleges and universities and maintain existing customer relationships. Accordingly, we intend to continue to incur significant expenses for development and sales and marketing. As such, we expect to continue experiencing net operating losses and negative cash flow for the foreseeable future. To the extent our sales and marketing efforts do not significantly increase our revenues, our business and financial results will be negatively affected.

Our operating results are likely to fluctuate significantly and may be below the expectations of analysts and investors.

         Because of our limited operating history and the emerging nature of the online learning market, we may be unable to accurately forecast our revenues. The sales cycle for our products and services varies widely and it is difficult for us to predict the timing of particular sales, the rate at which online courses and/or course supplements will be implemented or the number of students who will enroll in the online courses. The cancellation or delay of even a small number of courses could cause our revenues to fall short of projections. Since most of our costs are fixed and are based on anticipated revenue levels, small variations in the timing of revenue recognition could cause significant variations in operating results from quarter to quarter. Among the most significant factors that may affect our quarterly operating results are:

         o        our development of online courses;

         o the number of students who enroll in our online courses each term; and

         o        the seasonality inherent in the academic calendar.

Additionally, the following factors may affect our quarterly, as well as our annual, operating results:

         o        our ability to attract and retain colleges and universities;

         o        our ability to successfully implement online courses;

         o        our ability to sell support services;

         o        the  amount  and  timing  of   operating   costs  and  capital
                  expenditures relating to expansion of our business;

         o our introduction of new or enhanced services and products, and similar introductions by our competitors;

         o        the budgetary cycles of colleges and universities;

         o        our   ability  to  upgrade   and   develop   our  systems  and
                  infrastructure;

         o        our ability to attract, motivate and retain personnel;

         o        technical difficulties in delivering our services;

         o        governmental regulation; and

         o        general economic conditions.

         As a result, we believe that quarter-to-quarter comparisons of our sales and operating results are not necessarily meaningful, and that such comparisons may not be accurate indicators of future performance. Since we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant decrease in revenue would likely have an immediate adverse effect upon our financial results.

We cannot predict our success because our business and pricing models are unproven.

         Our success depends on our ability to generate revenues by providing online learning products and services to students throughout the world via the Internet. The viability and profitability of this model are unproven. To be successful, we must develop and market products and services that achieve broad market acceptance with both colleges and universities and their students. Online learning in general, and our products and services in particular, may not achieve broad market acceptance. In addition, our pricing model generally includes fees for student and faculty support and a per student fee for each enrollment in an online course. This pricing model may not be successful and it may not achieve or maintain revenue growth in the future. The failure of either our business model or our pricing model would have a material adverse affect on our business and financial results.

Since our business focuses solely on online education, we are particularly vulnerable to uncertain market acceptance, competing services, implementation difficulties and other factors that could inhibit our ability to generate sales and achieve market penetration.

         Substantially all of our revenue will be derived from our online education. If online learning does not become a widely accepted alternative and/or companion to classroom instruction, our business will not be successful. Our inability to generate sufficient sales and achieve market penetration of our service due to competitive factors, implementation difficulties or other reasons would have a material adverse effect on our business and financial results.

We have no experience in the management of an online educational institution.

         Our management has no experience in marketing online educational courses. Because of our lack of experience in this area, it is possible that we may not execute our business plan as well as businesses with more experienced management. If we cannot effectively manage our operations, we may not be able to grow, or may grow at a slow pace. Our failure to successfully manage growth and to develop financial controls and accounting and reporting systems or to add and retain personnel that adequately support our growth would have a material adverse effect on our business and financial results.

Our management will have broad discretion in the use of proceeds raised from this offering.

         We will have broad discretion to allocate a substantial portion of the proceeds of this offering, in both dollar and percentage terms, on a net proceeds basis. Because we have broad discretion, it is possible that we may use the proceeds in a manner different from that described in this prospectus.

We may not be able to manage our growth.

         Any future growth is likely to place a significant strain on our managerial, operational, financial and other resources. This growth will require us to implement additional management information systems, to further develop our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our technology development, accounting, finance, marketing, sales, and customer service and support departments.

We must expand our customer service and support department and it may be difficult for us to do so.

         As we increase the number of customers we serve, we will require greater numbers of development personnel and account service representatives to ensure rapid and successful implementation of our technology and services. For these positions, we seek individuals with postgraduate degrees and we face great competition in hiring them. We may not be able to increase the size of our customer service and support department on a timely basis, or at all, and we may not be able to provide the high level of support required by our customers, especially during the initial implementation and development of our services. Our failure to continue to provide a high level of customer support would have a material adverse effect on our business and financial results.

Our network infrastructure and computer systems may fail.

         The continuing and uninterrupted performance of our network infrastructure and computer systems is critical to our success. Any system failure that causes interruptions in our ability to provide service to our customers or their students could reduce customer satisfaction and, if sustained or repeated, would reduce the attractiveness of our technology and services to both existing and potential customers. An increase in the number of students online through our servers could strain the capacity of our software or hardware, which could lead to slower response times or system failures.

         Our operations are dependent upon our ability to protect our computer systems against damage from fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, the failure of our telecommunications provider or our network backbone provider, which provides us with our Internet connection, to provide the data communications capacity and network infrastructure in the time frame we require could cause service interruptions or slower response times. Despite precautions we have taken, unanticipated problems affecting our systems in the future could cause interruptions or delays in the delivery of our products and services. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business and financial results.

We must monitor and protect our Internet domain names.

         We currently hold the Internet domain name "www.cuberuni.org". Third parties may acquire substantially similar or conceptually similar domain names that decrease the value of our domain name and other proprietary rights which may hurt our business. Domain names generally are regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net," and" ".org" generic domains. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional "top-level" domains, which are the portion of a Web address that appears to the right of the "dot," such as "com," "gov" or "org." The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain exclusive rights to our domain names in the United States or in other countries in which we conduct business.

We may need additional capital in the future and it may not be available on acceptable terms, or at all.

         We expect the proceeds of this offering, together with cash generated from operations and our current cash, cash equivalents and short term investments to meet our working capital and capital expenditure requirements for at least the next 12 months. However, after that time, we may need to raise additional funds to fund our operations, to finance the substantial investments in equipment and corporate infrastructure we will need for our planned expansion, to enhance and/or expand the range of services we offer, to increase our promotional and marketing activities, or to respond to competitive pressures and/or perceived opportunities, such as investment, acquisition and international expansion activities. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, our business and financial results could suffer. Without this offering, we believe that current cash on hand and other sources of liquidity are sufficient to fund our operations for only a limited time. In order to fund our operations without the proceeds of this offering, we would be required to raise additional capital through debt or private equity financings, consistent with our historical practices.

Our courses are not accredited and this factor could significantly limit our growth

         Our courses are not accredited, and we do not presently intend to have our courses accredited. Accreditation provides students with the assurance that the time they spend studying and receiving a degree will provide them with an education recognized by employers and other universities. Many universities and colleges are given accreditation by accrediting organizations, whose approval may be necessary to allow those universities to use our service. Our growth could be significantly hindered because our courses are not accredited.

No efforts have been taken to copyright our courses or to trademark our name Cyberuni.org, Inc.

         We have not registered copyrights for our educational courses in any country. Our clients and competition may attempt to reproduce our courses and thereby cause us a significant loss of revenues as a result of unauthorized copying as well as in costs of prosecuting infringers. Although we have applied to register our name "Cyberuni" in Australia and New Zealand, we have not applied to register our trademark in any other jurisdiction. This fact could limit our rights to enforce our trademark in those jurisdictions. In addition, if we are forced to defend our right to use the name "Cyberuni," we could incur substantial litigation costs.

                         Risks Relating to Our Industry

Online learning may not be broadly accepted by academics and educators.

         We understand that some academics and educators are opposed to online learning in principle. They also have expressed concerns regarding the perceived loss of control over the education process that can result from the outsourcing of online courses. Some of these critics, particularly college and university professors, have the capacity to influence the market for our services, and their opposition could have a material adverse impact on our business and financial results. Further, the growth and development of the market for online learning has resulted in some concerns from the academic community about the protection of intellectual property associated with course content, which may impose additional burdens on companies offering online learning. We are unaware of any legal action resulting from course content being delivered over the Internet. The adoption of any additional laws or regulations may impair the growth of online learning, which could have a material adverse effect on our business and financial results.

We operate in a highly competitive market and we may not have adequate resources to compete successfully.

         The online learning market is quickly evolving and is subject to rapid technological change. Although the market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. Our competitors vary in size and in the scope and breadth of the products and services they offer. Competition is most intense from colleges' and universities' internal information technology departments. Some colleges and universities construct online learning systems utilizing in-house personnel and creating their own software or purchasing software components from a vendor. We also face significant competition from a variety of companies including:

         o other companies which seek to offer a complete solution including software and services;

         o software companies with specific products for the college and university market;

         o        systems integrators; and

         o        hardware vendors.

         Other competitors in this market include a wide range of education and training providers. These companies use video, cable, correspondence, CD-ROM, computer-based training, and online training. We believe that the level of competition will continue to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we can. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures we face. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures we face could have a material adverse effect on our business and financial results.

Our success depends on maintenance and continued development of the Internet's infrastructure.

         Our success depends, in large part, upon the maintenance of the Internet's infrastructure with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services as well as improved content. Increases in the number of users, frequency of use or bandwidth requirements may strain the Internet's infrastructure and degrade the performance and reliability of the Web. Furthermore, the Web has experienced a variety of outages and delays as a result of damage to portions of its infrastructure, and any future outages or delays could adversely affect our online courses. In addition, delays in the development or adoption of new standards and protocols that are designed to handle increased levels of activity, could reduce the viability of the Web. The infrastructure or complementary products or services necessary to maintain and enhance the Web as a commercial medium may never be developed. If the necessary infrastructure, standards or protocols or complementary products, services, or facilities are not developed, or if the Web does not continue to develop as a viable commercial medium, our business and financial results would be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed, we may be required to incur substantial expenditures in order to adapt our services to changing or emerging technologies, which could have a material adverse effect on our business and financial results.

                         Risks Relating to this Offering

You will experience immediate and substantial dilution in the book value of your investment.

         Our present common stockholders acquired their shares at a cost substantially below the price at which we are offering the Series A Convertible Preferred Stock, on a fully diluted basis. Assuming the maximum number of shares are sold, you will incur an immediate and substantial dilution of $3.99 per share of Series A Preferred Stock purchased. Assuming the minimum number of shares are sold, you will incur an immediate and substantial dilution of $4.77 per share of Series A Preferred Stock purchased.

After this offering, our executive officers, directors and 10% or greater stockholders will still control all matters requiring a stockholder vote.

         Currently, our existing officers, directors and 10% or greater stockholders and their affiliates, in the aggregate, beneficially own approximately 98.7% of our outstanding capital stock. Upon consummation of this offering, this group will continue to own a substantial majority of our outstanding capital stock. As a result, such persons, acting together, will have the ability to control the vote on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, and might act in a manner inconsistent with the wishes of our other stockholders. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control.

No market exists for our securities, you may not be able to sell your stock, and you may lose the entire amount of your investment.

         There is no public market for any shares of our stock and it is unlikely that a market will develop anytime soon. This will very likely make it difficult for you to sell your shares, and you may find it impossible to liquidate your investment. We also do not intend to pay dividends at any time in the foreseeable future. Because it is unlikely that you will ever receive any dividends, and you may not be able to sell your shares, you may not be able to receive any return on your investment.

We arbitrarily determined the purchase price for our shares and the share price should not be considered an indication of the value of our company

         The offering price of our Series A Convertible Preferred Stock was determined arbitrarily by our management. The actual value of our stock could in fact be significantly less than the offering price.

Investors will bear the risk that we will sell less than all of the shares offered herein and then be unable to complete all of our plans

         Our shares will be sold only by our chief executive officer, George Franich. There can be no assurance that we will sell all or even a substantial portion of the shares we are offering. Accordingly, you will bear the risk that we will accept subscriptions for less than $5,000,000, but more than $700,000, and be unable to successfully complete all of the anticipated uses of the proceeds as listed in this prospectus without seeking additional financing. We can provide you with no assurance that we will be able to find additional financing.

We have not retained any outside parties to conduct a due diligence review of this prospectus.

         Notwithstanding the review conducted by our independent accountants of the financial statements, we have not retained an outside broker, underwriter or any third party to conduct a due diligence review of any other disclosure contained herein. Our management has provided all of the information in this prospectus without verification of its accuracy by a third party.

3. BUSINESS AND PROPERTIES

With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do including what product or goods are or will be produced or services that are or will be rendered.

Our proposed business can be broken-down into the following three areas:

1.       Supplying college level courses to colleges around the world.

         We intend to supply college level courses to universities and colleges around the world via the Internet. We believe our courses will enable colleges to widen the range of courses that they are able to offer their students without having to increase the size of their faculty. Our materials will be designed for self- study. The faculty shall be responsible for grading all student work, and we will receive a proportion of the enrollment fees. We intend to market our courses only to colleges. We do not intend to market our courses directly to students. Our subsidiary, Kavil University Ltd., will market courses directly to students.

         Our courses are not accredited by any governmental institution or self-regulating agencies, and we do not presently intend to seek accreditation from any such institution or agency at this time. However, many of the colleges and universities that sign-up for our courses may be accredited institutions and/or accrediting agencies themselves; as such, universities or colleges that enter into licensing agreements with our company will cause our courses to become automatically accredited. In addition, in negotiating the licensing agreements with these schools, we intend to require the schools to accept all courses taken by Cyberuni students with full credit received. Further, students who take our courses, and are enrolled with accredited colleges will receive degrees from accredited colleges even though our courses are not independently accredited.

         We are not currently supplying courses to colleges, and we have not yet entered into contracts to supply courses to colleges.

2. Supplying college level courses directly to students through our subsidiary Kavil University, Ltd.

         Our subsidiary, Kavil University, intends to recruit students directly and offer them courses. Kavil University is not an accredited university, and it does not intend to apply to become an accredited university in any jurisdiction. Kavil University will only operate in countries where it can legally be classified as a "university." All of Kavil's courses will be the same courses that we offer online to traditional non-internet colleges. We believe that Kavil University will complement our operations and will enable us to participate directly in the projected growth of Internet based distance learning.

         Kavil University was incorporated in the Republic of Vanuatu. All of Kavil University's shares are held in a trust. We own 100% of the beneficial interests in all of Kavil's shares. The trust has two companies that are acting as co-trustees: (1) Regent Limited, P.O. Box 782, Port Villa, Vanuatu, and (2) Satellite Holdings Limited, P.O. Box 782, Port Villa, Vanuatu.

3.       Student registration and examination services

         We intend to develop an information system that will handle student enrollments, academic records, and the examination of students. This system will be Internet based, accessed through login and password codes, allowing both students and colleges to be able to enter the system over the World Wide Web.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Production of courses and their assessment

         We intend to recruit authors for our course materials from the faculty and graduate students of existing colleges around the world. Many of our core undergraduate courses can be provided by graduate students, with review by members of our faculty. In addition, we intend to enter into a licensing agreement with Kavil University in order to utilize their existing courses.

         As of the end of April 2000, there were 23 English and Philosophy Cyberuni courses available for enrollment or licensing. All are offered on-line by Kavil University Limited. We have received course and examination materials from faculty for a further four courses in History, Women's Studies, Mathematics, and Management. We expect these will be ready for enrollment by the end of July 2000. We have signed contracts for the provision of further courses, but may have to delay receipt of these until our offering reaches escrow. We have contracts under negotiation for the provision of further courses, but may have to delay receipt of these until our offering reaches escrow. We believe that the total cost to bring these additional courses to market will vary, depending on the course subject and depending on the individual faculty member who develops the course content. We expect that the first series of courses developed will initially cost more than subsequent courses, but as we gain more experience in the intricacies of course development, and as we develop a better working relationship with our various faculty members, the cost per course may decline.

         Recently, we sold 50,000 shares of our Series A Preferred Stock, at a deemed price of $5.00 per share, to a company named Tertiary Providers Limited, in return for fifteen college level courses. The courses are:

Englit0            A first course studying English literature
Nznovel1           A first course studying the novel in New Zealand literature
Nznovel2           A second course studying the novel in New Zealand literature
Nznovel3           A third course studying the novel in New Zealand literature
Nzpoetry2          A first course studying poetry in New Zealand literature
Nzpoetry3          A second course studying poetry in New Zealand literature
Nzshortstory2      A first course studying the short story in New Zealand
                   literature
Nzshortstory3      A second course studying the short story in New Zealand
                   literature
Nzdrama3           A first course studying drama in New Zealand literature
Metaphysics1       A first course in metaphysics
Ethics1            A first course in moral philosophy
AppliedEthics2     A first course in applied ethics
MedEthics2         An undergraduate course in medical ethics
BusinessEthics3    An undergraduate course in business ethics
EnvironEthics3     An undergraduate course in environmental ethics

         All of the above courses have been licensed to our subsidiary, Kavil University Ltd, and are available for students registered with Kavil University.

         Student assessment will be carried out by our faculty, the majority of whom will have doctorate-level qualifications. A majority will also hold or have held academic posts at recognized universities. Currently, we have entered into agreements with 11 faculty members to provide courses.

         Our 11 faculty members have PH. D's in the following areas of study:

         o    Accounting         o  Philosophy--two of our faculty members have
         o    Cell Biology          Ph.D.'s in philosophy.
         o    English            o  Physics
         o    History            o  Sociology--three of our faculty members have
         o    Mathematics           Ph.D.'s in sociology.

Neither Cyberuni nor Kavil University will operate as a medical school or law school.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

         The  college  education  industry  is  increasingly   competitive  with
institutions under pressure to grow and contain costs at the same time. We intend to offer smaller colleges an alternative to the 'grow larger or decline' option. By adopting our courses, smaller colleges will be able to increase the number of courses that they offer their students without significantly increasing the costs to provide the additional courses.

                                   Competition

         We intend to provide college level courses and student registration services over the Internet. We have a number of competitors who also provide college courses through the Internet. These competitors consist of operators of Internet services which are not affiliated with any specific university, as well as universities and colleges which offer their own on-line courses.

         It is estimated that in 1999, the 'proprietary' for-profit secondary education industry was composed of approximately 345 schools with revenues that approximate $5 billion. Adding $2.5 billion in textbooks and materials and another $500 million in distance learning courses brings the for-profit component of the post-secondary industry to $8 billion. These numbers are comprised of different companies that focus on different segments of the education market, including: eCollege.com, California Virtual Campus, DeVry, The Lightspan Partnership, Convene.com and ITT Educational Services. Our direct competitors include such public companies as eCollege.com, California Virtual Campus, and The Lightspan Partnership, and a number of private companies that offer courses directly to students, including Convene.com, The University of Phoenix, Western Governors University, and Blackboard.com.

         Although the market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. Our competitors vary in size and in the scope and breadth of the products and services they offer. We believe that the level of competition will continue to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies and institutions. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we can.

         Notwithstanding the above, distance learning has evolved into a booming industry. Our company is unique in that we intend to target lower-level colleges and universities that would like to integrate long-distance learning over the Internet, without subjecting themselves to the prices and impersonal services of our much larger competitors.

         Our principal competitors who are not affiliated with a college or university are:

         o        California Virtual Campus (www.cvc.edu); and

         o        ECollege.com (www.eCollege.com).


         California Virtual Campus operates an online website to help students further their educational objectives by linking students to courses offered by California colleges and universities. It is funded and operated by the State of California and only students that are enrolled in public colleges and universities in California are eligible to take their courses. California
Virtual   Campus  is  not  a  university  and  it  does  not  grant  degrees  or certificates.

         eCollege.com advertises that it can create and deliver an "online campus," including the training of faculty and administration, within 60 business days to the colleges it services. ECollege does not grant degrees or certificates.

         Our principal university competitors who offer online distance learning
over  the  Internet  are  The  University  of  Phoenix  and  Western   Governors
University.

         The University of Phoenix is America's largest private accredited university. It has 85 campuses and learning centers that are located throughout the United States, Puerto Rico, and British Columbia. Each University of Phoenix campus establishes its own course fee structure. The average course takes 5 to 6 weeks to complete. The University of Phoenix is accredited by the Commission on Institution of Higher Education of the North Central Association of Colleges and Schools.

         Western Governor's University offers online courses throughout the United States. They currently offer the following degrees: MA, Learning and
Technology; AAS, Network Administration; AA, General; AAS, Electronics Manufacturing Technology; and AAS, Software Applications Analysis and Integration. Western Governor's University's prices vary and the length of courses range from 1-hour programs to 18-month courses. Western Governors University has received accreditation from the Inter-Regional Accrediting Committee.

         Many colleges have started for-profit entities to develop, deliver, or market online courses. For example, NYUonline is a for-profit subsidiary of the School of Continuing and Professional Studies at New York University. Both Temple University and Cornell University have announced plans to create for-profit subsidiaries in order to venture into distance education. In addition, universities such as George Washington University, have spun off companies to market their web-based course development and delivery software. Other universities have developed geographically-based consortiums to provide distance education over the Internet and using videoconferencing. One example of this is SCATE, the Southwest Consortium for the Advancement of Technology in Education, which is made up of schools such as Howard College, Texas Tech University, New Mexico State University and the University of Houston. While SCATE does not provide degrees, its courses originate from accredited universities, meaning the individual course themselves are accredited.

                                     Pricing

         We have not determined the price for our courses and student registration services. Our intention is to charge universities and colleges a proportion of the enrollment fees that they charge their students. The specific fees that we will charge colleges may depend on the number of courses and services the colleges have purchased and on our ability to negotiate with the colleges.

         Our subsidiary, Kavil University, is charging students $600 per course. This price is based on the average tuition cost of students at state colleges in the United States.

                                Long Term Growth

         We envision that the majority of our long-term growth will come from penetration into Asia, India and Africa. Our courses and student registration services may be attractive to developing countries because many developing countries have placed a higher priority on the development of their economic infrastructure than on building universities.

NOTE. Because this prospectus focuses primarily on details concerning the company rather than on the industry in which the company operates or will operate, potential investors may wish to conduct their own separate investigation of the company's industry to obtain broader insight in assessing the company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

         Our marketing strategy can be broken-down into the following three areas:

1. Building relationships with high schools in the United States and other countries.


         We plan to develop relationships with high schools students so that when the students consider universities, they will already be familiar with our methods. We plan to develop these relationships by:

         o allowing students to complete our courses while still in high school;

         o providing high school students with homework and learning aides through our website www.cyberuni.org;

         o organizing essay competitions with cash or travel rewards that will establish our reputation at the various high schools;

         o organizing regional high school projects such as expanded versions of our 'Huia' Project which addresses the issue of cloning an extinct bird named the Huia (please refer to the discussion of the Huia Project below); and

         o allowing teachers at local high schools to access our website free of charge so that they can inform students of our resources.

2.       Development of our website as an information bulletin board

         We believe there are two fundamental questions members of an academic community ask when accessing our website: "how can I find out about...?" and "who can I talk to about...?" We intend for our website to be the website for addressing these questions from pre-school through college levels of education -- the ultimate academic reference and discussion venue.

         We have registered 10,000 members on our website since July 1999. "Registered members" are persons who have entered our database and who have access to the `members only' area of our website. We currently do not have any students. We intend to market our courses and our program to colleges and universities through an extensive solicitation campaign headed by our President George Franich, through the networks and contacts generated by other members of the company, as well as various agents employed throughout the world. We intend to develop a sales package that we believe will promote the company by highlighting the uniqueness and affordability of our services and products. We also intend to employ a sales manager who will coordinate the efforts of our agents and to ensure their effectiveness.

         Kavil University, our subsidiary, currently has 7 students enrolled in courses. The gross revenue that Kavil University received from the 7 registered students was $6,468.

3.       The Huia Project

         The Huia Project is a profile-raising project that discusses the possibility of cloning the extinct Huia bird. In July of 1999, we held a conference to discuss the Huia Project. We believe the benefit from the Huia Project to us is that it is newsworthy. News articles have appeared in academic journals, and these articles have helped to build a profile for us in the academic world. While we do not intend to actively employ researchers involved in "cloning the Huia," we have provided $100,000 in grants to researchers, conference organizers, and institutions involved in the project.

         The scope of our marketing activities will depend upon the amount of funding we receive in this offering. If we raise only the minimum amount of funding, our primary focus will be to build course content and our marketing efforts will be significantly reduced.

(e) State the backlog of written firm orders for products and/or services as of a recent date within the last 90 days) and compare it with the backlog of a year ago from that date.

         There are no written firm orders for our services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

         We employ four full-time staff members:

         o        George Franich, Chief Executive Officer;

         o        Peter Caccioppoli, Chief Operations Officer;

         o        Antony Franich, Marketing Manager; and

         o        Dr. Rhys Cullen, Academic Advisor.

         We employ five part-time staff members. All part-time staff members are all employed in operational tasks, such as preparing submitted course and assessment materials for the World Wide Web.

         Over the next twelve months, we may increase our staff to perhaps to as many as twenty full-time employees. However, our intention is to contract out much of the work involved in preparing course and assessment materials.

         No employees are subject to collective bargaining agreements, nor are there any strike threats.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

         We do not own any real estate, plant, equipment or patents. We lease 4244 square feet of office space in Auckland, New Zealand for NZ$5,200 per month (approximately $2,500). This lease expires in May 2003, and there is no renewal. The rental increases each year to a figure of NZD6437 per month for the third year (approximately $3,095 per month).

         We pay $240 per month for part-time clerical services and virtual use of a shared office in San Francisco. This office, about one hundred square feet, is a standard day office that provides a desk, fax, computer, printer, and answering service.


(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal Year.

         We were incorporated on March 2, 1999, and we have not spent any money on research and development since our incorporation.

         We have no confidentiality agreements with our employees, and we have not entered into any covenants-not-to-compete with our current employees.

         We have applied to register our trademark "Cyberuni" in Australia and New Zealand. We have not applied for registration of this trademark in the United States. We have not registered any copyrights with governmental or regulatory agencies. However, we do place copyright notices on our courses. Our operations are not dependent upon patents, and we do not own any patents.


(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

         Neither our company, nor Kavil University are subject to material governmental regulation. In the future, if we seek independent accreditation of our courses, we could be subject to regulation by accrediting agencies or institutions. However, our courses are not currently accredited by any governmental institution or self-regulating agencies, and we presently do not intend to seek accreditation from any such accrediting agencies or institutions. However, many of the colleges that sign-up for our courses may be accredited institutions and/or accrediting agencies themselves; as such, universities or colleges that enter into licensing agreements with our company will cause our courses to become automatically accredited.

         Our subsidiary, Kavil University, currently does not offer accredited courses. It can not claim to be accredited, or that its courses are accredited unless such a claim is true in the jurisdiction where it is made. However, students who take courses through Kavil University, and that are independently enrolled with accredited colleges, will receive degrees from accredited colleges even though Kavil's courses are not accredited. Students enrolled at Kavil University are not be entitled to federal or state assistance with their fees.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

         Our subsidiary, Kavil University Ltd., will recruit students directly and offer them courses.

         Kavil University was incorporated in the Republic of Vanuatu in January 1999. All of Kavil University's shares are held in a trust. We own 100% of the beneficial interests in all of Kavil's shares. The trust has two companies that are acting as co-trustees: (1) Regent Limited, P.O. Box 782, Port Villa, Vanuatu, and (2) Satellite Holdings Limited, P.O. Box 782, Port Villa, Vanuatu. Kavil University was incorporated in the country of Vanuatu, outside the jurisdictional limits of New Zealand, because universities incorporated under New Zealand law are potentially subject to numerous legal restrictions that may not apply to universities incorporated in Vanuatu.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently, undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this prospectus accordingly).

         We were incorporated in California on March 2, 1999.

         In March 1999, we purchased the beneficial ownership of all the shares of Kavil University for $5,000 from Dr. Rhys Cullen, an Academic Advisor to our company.

         In March 1999, 3,500,000 shares of common stock were issued to the following founders of our company: Peter J Caccioppoli, 1,000,000 shares; George
V. Franich, 1,500,000 shares; the Matthew Gardiner-Hill Community Trust, 1,000,000 shares; and Kavil University, 500,000 shares. The total consideration paid by all of our founding members as a group was $40,000.

         On or about  June 15,  1999,  we sold  50,000  shares  of our  Series A
Convertible Preferred Stock, $5.00 par value, to a company named Tertiary Providers Limited at the offering price of $5.00 per share in exchange for 15 educational courses. The sale of the Preferred Stock to Tertiary Providers Limited was exempt from registration pursuant to Regulation S of the Securities Act of 1933. Tertiary Providers Limited is incorporated in the Republic of Vanuatu. None of our shareholders, directors, or affiliates is a shareholder, director, or affiliate of Tertiary Providers Limited.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

         We were not profitable in our last fiscal year. In order for us to become profitable we believe that we need to reach the following milestones. The timetable below is from the date on which we raise a minimum of $700,000 in this offering.

o    100 courses available for licensing

     We expect that this will take 9 months. Three months to negotiate contracts with course providers. Four months for the courses to be prepared by the providers and two months for the courses to be approved by us and formatted.

     We believe we need 100 courses to demonstrate that we can provide a sufficiently wide range of subjects and sufficient depth within subjects. 100 courses will allow us to provide the curriculum for three different Diplomas (10-15 courses in each diploma) as well as courses in most of the common subject areas.

o    Information system.

     We expect that it will take 9 months to fully develop the information system: two months to plan and create conceptual designs for the project; three months to develop and build a prototype; and four months to rework and test the prototype. The Information System will handle student enrollments, academic records, the examination of students, moderation of marking, the evaluation of tutors and makers, and will support student learning and inquiries. This system will be Internet based.

o    Attract sponsorships, sell advertising, naming rights

     We believe that with 100 courses available for licensing and with our university information system operating we will be able to close deals with sponsors and advertisers within three months. We believe that we will have signed some contracts with sponsors and advertisers within twelve months of the date on which we have raised the minimum of $700,000. Pricing for advertising and sponsor has not been finalized, however we anticipate that web site advertising will start from $1500 per month as a minimum or on a per impression basis of 3 cents. Sponsorship and naming rights packages will be negotiated per package.

o    Sign Up partners to provide courses for us.

     We hope to enter into agreements with universities and colleges to provide our courses to their students as well as to license the courses from us and then distribute them to students. We expect to have attracted some partners to provide courses to us within six months of the time when we have 100 courses available for licensing, have a operating university information system, and sponsors and advertisers. We anticipate that this will take 18 months.


(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

         The milestones listed above in 4(a) are only estimates. If the milestones listed above in 4(a) are not met within 36 months of the effective date of this offering, we believe that we will need to raise additional financing to reach those milestones. The amount of financing we will need to raise at that time will depend on the funds we receive in this offering. At this time, we do not know what the terms of that financing might be.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

                             OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net after-tax earnings for the last fiscal year?

         We  sustained  a loss of $73,847 in the fiscal year ended July 31 1999.

6. If the Company had profits, show offering price as a multiple of earnings.

         Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyright, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

         As of March 31, 2000, our financial statements showed a net tangible book value of $79,408 ($.02 per share).

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

         The offering price at which our Series A Convertible Preferred Stock is to be sold is significantly higher than the net tangible book value per common share purchased by our current members on a fully diluted basis. Assuming the maximum number of shares of Series A Convertible Preferred Stock offered hereby is sold, you will experience, on a fully diluted basis, an immediate and substantial dilution of $3.99 per share for each share purchased. Assuming the minimum number of shares of Series A Convertible Preferred Stock offered hereby is sold, you will experience, on a fully diluted basis, an immediate and substantial dilution of $4.82 per share for each share purchased.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

         We were  incorporated  on March 2, 1999.  We have issued  four  million
(4,000,000) shares of our common stock in the previous twelve months. We also sold 50,000 shares of our Series A Convertible Preferred Stock to Tertiary
Providers Limited at the offering price of $5.00 per share within the last 12 months. The following table sets forth the information relating to all securities issued by Cyberuni prior to the filing of this Form SB-1:

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
    Shareholder Name              Date Acquired     Number of Shares             Consideration   Total Shares Owned
                                                 ----------- -----------                           as of 5/01/00
                                                 Preferred     Common
------------------------- ---------------------- ----------- ----------- ---------------------- ----------------------
George Vidak Franich              March 2,1999                1,500,000         $.01 per share              1,500,000
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Peter Joseph Caccioppoli          March 2,1999                1,000,000         $.01 per share              1,000,000
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Matthew Gardiner-Hill             March 2,1999                1,000,000         $.01 per share              1,000,000
Community Trust
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Kavil University Ltd              March 2, 1999                 500,000         $.01 per share                500,000
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Tertiary Providers                June 15, 1999  50,000                        $5.00 per share                 50,000
Limited(TPL)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

         All outstanding shares of common stock were issued in March 1999 in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and section 25102(f) of the California Corporations Code. The sale of the Series A Preferred Stock, $5.00 Par Value, to Tertiary Providers Limited was exempt from registration pursuant to Regulation S of the Securities Act.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.


         If the maximum of one million (1,000,000) shares of Series A Convertible Preferred Stock are sold in this offering, investors who purchase shares in this offering will own 19.8% of the outstanding shares of Cyberuni on a fully diluted basis.

         If the minimum of one hundred and forty thousand (140,000) shares of Series A Convertible Preferred Stock are sold in this offering, investors who purchase shares in this offering will own 2.7% of the outstanding shares of Cyberuni on a fully diluted basis.


(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

         If the maximum is sold: $25,250,000
         If the minimum is sold: $20,950,000

         In order to provide some financing prior to this offering, the Matthew Gardiner-Hill Community Trust agreed to advance NZ$500,000 (equivalent to $260,000), at an 8% annual interest rate, to Cyberuni. We have to pay monthly interest of NZ$2,683 (equivalent to $1,408). This debt financing must be repaid within three months after the public offering reaches escrow.

Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.

                                 USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

         We must reach the Minimum of $700,000  before we can have access to the proceeds of this offering.
                            ------------------------------------------ ---------------------------------------------
                                              MINIMUM                                     MAXIMUM
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
TOTAL PROCEEDS                        700,000                                     5,000,000
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Less Offering Expenses
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Legal & Accounting                     60,000                     7%                 60,000                     5%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Copying & Advertising                  20,000                     4%                 20,000                   1.6%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
NET PROCEEDS FROM OFFERING            620,000                    89%              4,920,000                  93.4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Use of Net Proceeds
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Purchase of Course                     50,000                     7%              1,200,000                    24%
Materials (1)
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Develop Web Site and                   50,000                     7%                950,000                    19%
Infrastructure (2)
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Office and Training Space              70,000                    10%                100,000                     2%
Rental (3)
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Marketing (4)                          20,000                     3%                370,000                   7.4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Salaries
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
- Administration (5)                  280,000                    40%              1,000,000                    20%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
- Faculty                              50,000                     7%                450,000                     9%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
- Sales (6)                            10,000                     2%                200,000                     4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Travel (7)                             40,000                     6%                200,000                     4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Utilities                              20,000                     3%                100,000                     2%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Working Capital (8)                    30,000                     4%                100,000                     2%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
TOTAL USE OF NET PROCEEDS             700,000                   100%              5,000,000                   100%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------

NOTES TO USE OF PROCEEDS SECTION

1. If only the minimum is achieved then we will seek to acquire courses by means other than purchasing them for cash. We might, for example, offer to pay providers a set proportion of the enrollment fees from each of the first 100 students that enroll in a course. If we obtain the maximum this will enable us to acquire courses for cash allowing us to reach our milestones sooner.

2. If the maximum is raised, we intend to spend approximately two-thirds of this amount on developing our student enrollment and academic record keeping software. The remaining one-third will be spent on developing our web site. If the minimum is raised, we will license an existing student software system and make minimal changes to our web-site.

3. We lease 4244 square feet of office space in Auckland, New Zealand for NZD5,200 (approximately $30,000) per year and also lease an office in San Francisco for $240 per month. If only the minimum is raised we will sublease part of our premises in Auckland. The additional rent payments of NZD70,000 from the sublease of the office will be allocated towards more space for learning centers and additional office space in California that we may establish if the maximum amount of this offering is sold. The learning centers will allow us to provide support to students who are having difficulty with courses. If we obtain the maximum amounts raised we will increase our presence in California by moving to larger premises and employing office and professional staff.

4. Our objective is to develop the `Cyberuni' profile and brand image with academic institutions, as well as with students. If we raise the maximum amount we intend to employ a marketing director and marketing assistant to implement a program in line with our marketing strategy. How the marketing budget is allocated between these new salaries and other marketing expenses will be negotiated with the marketing director.

5. Administration at this stage of our development is a coordination and recruitment function. If the minimum is raised, then other sources of finance will have to be found for some existing salaries, or these will have to be reduced.

6. We intend to spend this money persuading universities and colleges to offer our courses.

7. Air fares and accommodation between Australia and the United States with some development of relationships in Europe, Asia, and Africa. We expect to commute every 3-4 weeks, as leads are followed up and negotiations pursued.

8. We have not allocated all the proceeds to cost areas because we believe spending in some areas may exceed the budgeted sum. We want to keep some of the proceeds in reserve to meet cost overruns. The most likely area of cost overrun is in the development of student management software (see Note Two above)

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

         Not applicable. We must raise a minimum of $700,000 prior to using the proceeds from this Offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

         In order to provide some financing prior to this offering, the Matthew Gardiner-Hill Community Trust agreed to advance NZ$500,000 (equivalent to $260,000), at an 8% annual interest rate, to Cyberuni. We have to pay monthly interest of NZ$2,683 (equivalent to $1,408). We intend to repay this debt prior to the close of escrow with funds generated through as yet to be determined debt financing.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year describe the use of proceeds of such indebtedness.

         We currently do not have any indebtedness. In the future, we intend to secure debt financing in order to pay off monies loaned from the Matthew Gardiner-Hill Community Trust. At this time, we not yet know the source of these funds, nor do we know the terms of the loan.

(c) If any material amount of proceeds is to be used to acquire assets other than in the ordinary course of business briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

         No material amount of proceeds are to be used to acquire assets other than in the ordinary course of business.

(d) If any  amount  of the  proceeds  is to be used to  reimburse  any  officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

         None of the proceeds are to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced.


11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

         We currently have negative working capital and negative net cash used in operating activities, but we do not anticipate having any cash flow problems within the 12 months after raising the minimum amount from this offering. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement. We have no outstanding trade payables and are not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

         We believe that proceeds from this offering will satisfy our cash requirements for the next 12 months if the minimum amount is raised in this offering.

                                 CAPITALIZATION

13. Indicate the capitalization of the company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom.

         The  following  table sets forth our  capitalization  and our pro forma capitalization,  as adjusted,  after giving effect to the issuance at closing of
1,000,000  shares  of  Series A  Convertible  Preferred  Stock  offered  in this placement, after expenses estimated at $80,000:
------------------------------- -------------------- -------------------------- -----------------------------------------
                                                             Pro Forma                         Pro Forma
                                  March 31, 2000       As of March 31, 2000                As of March 31, 2000
                                                         Minimum: $700,000                Maximum: $5,000,000
------------------------------- -------------------- -------------------------- -----------------------------------------
Long-term indebtedness              $63,000.00              $63,000.00                         $63,000.00
------------------------------- -------------------- -------------------------- -----------------------------------------
Stockholders' Equity:
 Preferred Stock:
   5,000,000 authorized:             $250,000                $870,000                          $5,170,000
   Common Stock
   50,000,000 authorized,
   4,000,000 outstanding:             $40,000                 $40,000                           $40,000
------------------------------- -------------------- -------------------------- -----------------------------------------
Accumulated Deficit:                ($203,821)              ($203,821)                         ($203,821)
------------------------------- -------------------- -------------------------- -----------------------------------------
Other Stockholders' Equity           ($5,771)                ($5,771)                           ($5,771)
------------------------------- -------------------- -------------------------- -----------------------------------------
Stockholders' Equity:
  Total:                              $80,408                $700,408                          $5,000,408
------------------------------- -------------------- -------------------------- -----------------------------------------

                            DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

         Series A Convertible Preferred Stock.  $5.00 par value.

15. These securities have:

Yes      No

[X]     [ ]      Cumulative voting rights
[ ]     [X]      Other special voting rights
[ ]     [X]      Preemptive rights to purchase in new issues of shares
[ ]     [X]      Preference as to dividends or interest
[X]     [ ]      Preference upon liquidation
[ ]     [X]      Other special rights or preferences

16. Are the securities convertible?

         Yes. Each share of Series A Preferred Stock may be converted at the option of the holder, without the payment of any additional consideration by the holder , at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for Cyberuni, subject to the following:

         o The shares shall be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $5 by the Conversion Price; and by

         o Adding the product determined by dividing the amount of all accrued and unpaid dividends on such share of Series A Preferred Stock by the lower of (1) $5 or (2) in the event of a conversion upon or following the initial public offering of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, the actual initial public offering price per share.

         o The Conversion Price for purposes of calculating the number of shares of Common Stock deliverable upon conversion without the payment of any additional consideration by the holder of Series A Preferred Stock shall initially be $5 per share of Common Stock.

         Automatic conversion. Each share of Preferred Stock, Series A shall automatically be converted into shares Common Stock, as follows:

         o At such time as the fiscal year-end balance sheet of the corporation, prepared in accordance with GAAP, shows a net tangible book value of $7.50 or more per share for each share of the Preferred Stock, Series A. Said stock shall be automatically converted into Common Stock of the corporation on a share-for-share basis on the 60th day following the fiscal year end of the fiscal year in which the book value per share of Preferred Stock, Series A was found to be $7.50 or more per share.

         o If at any time while there are shares of Preferred Stock, Series A issued and outstanding there is to be a sale or transfer of all, or substantially all, of the Corporation's properties or assets, or a sale of at least 50% of all shares of the Corporation's Common and Preferred Stock then outstanding regardless of class or series, each share of the Preferred Stock, Series A, shall be automatically converted into Common Stock of the Corporation on a share-for-share basis prior to said sale or transfer.

         o Each outstanding share of Series A Preferred Stock shall be automatically converted, without any further act of the corporation or its stockholders, into fully paid and nonassessable shares of Common Stock on a share-for-share basis upon the closing of a firm underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933. Provided, however, that the aggregate gross proceeds received by Cyberuni equals or exceeds $5,000,000.

17.  If securities are notes or other types of debt securities:

         The securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?    [    ] Yes       [X] No
Are securities callable?            [    ] Yes       [X] No

         The Series A Preferred Stock does not have a preference with respect to the payment of dividends over the common stock.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw, or contractual provision or document that gives rise to the rights of the Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

         There are no restrictions on dividends under loan or other financing arrangements or otherwise.

20. Current amount of assets available for payment of dividends. If deficit must be first made up, show deficit in parentheses.

         No assets are currently available for the payment of dividends.

                              PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

         There are no selling agents in this direct public offering. The shares are being sold directly through a designated executive officer who will be registered as a sales representative, where required. The executive officer will not receive any commissions.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this prospectus. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

         Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

         There are no selling agents or finders.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

George Franich
Cyberuni.org, inc.
580 California Street, Suite 500
San Francisco, CA 94104
P: (415) 283.3259
F: (415) 283.3301

         The shares will initially be sold through our executive officers who will not receive commissions. We currently do not have a broker-dealer involved with the sale of our shares. The effect of not working with a broker-dealer is that there is no guarantee we will meet the minimum number of shares sold and that we may be able to sell more shares through the use of a broker-dealer. This direct public offering will begin as of the effective date of this registration and will continue for twelve months, with the option to extend for three to six months if required, or until the maximum number of shares are sold.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter 5 of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

         Not applicable. This offering will be sold to the general public.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

City National Bank
351 California Street, Ground Floor
San Francisco, CA 94104
Attention:    Trust Division
Tel. No.: (415) 576-2700

         We have entered into an escrow agreement with City National Bank for the purpose of holding in escrow funds received by Cyberuni on behalf of investors, together with the Subscription Agreements of said investors. The agreement is valid until March 16, 2004. City National Bank is entitled to an escrow fee of two thousand five hundred dollars ($2,500) per annum for the services provided thereunder. City National Bank is acting only as an Escrow Holder in connection with this offering of securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

         This offering will be completed within twelve months of the date of this prospectus, subject to our option to extend the offering an additional six months. Should we fail to raise the minimum financing, set under the terms of this prospectus at $700,000, all funds deposited into the escrow account shall be returned to investors within thirty days upon the expiration of this offering. In the event the minimum investment is not received within offering time period, all interest earned on the investment shall be disbursed, on a pro-rata basis, to each individual investor respectively. In the event the minimum investment is reached, all interest earned on the investment will be disbursed to Cyberuni.

         The Company's officers, directors, and/or existing shareholders may purchase securities in this Offering, with no limit on the amount purchased. However, any such shares purchased shall not be counted toward the number of shares necessary to clear escrow.


27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

         All of the 4,000,000 shares of common stock issued prior to this public offering were issued in reliance on the "private placement" exemption under the Securities Act of 1933 (the "Act"). Such shares will not be available for sale in the open market without registration except in reliance upon Rule 144 under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, and who is not deemed to be an "affiliate" of Cyberuni, as that term is defined under the Act, would be entitled to sell within any three month period, a number of shares that does not exceed the greater or 1% of the then outstanding shares of common stock, or the average weekly reported trading volume on all national securities exchanges or the NASDAQ Stock Market during the four calendar weeks preceding such sale. Sales within two years after the shares are issued may only be made if certain current public information is available about us. In March of 2001, all of the shares of common stock acquired by the initial shareholders may be eligible for public sale under Rule 144 subject to the foregoing restrictions. If a substantial number of the shares owned by the initial shareholders were sold pursuant to Rule 144 or registered offering, the market price of the common stock could be adversely affected.

         In 1999, we sold 50,000 shares of Series A Preferred Stock to TPL pursuant to an exemption from registration pursuant to Regulation S of the Act. Securities that are acquired overseas, pursuant to Regulation S, may be resold in the United States only if they are registered under the Act or if an exemption from registration is available.


Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

         We were incorporated on March 2, 1999. We have not paid dividends or made distributions upon any classes of our stock or redeemed any securities since our incorporation.

                    OFFICERS AND KEY PERSONNEL OF THE COMPANY


29. Chief Executive Officer and Chief Financial Officer

Name: George Franich
Age: 32
Office Street Address: 580 California Street, Suite 500, San Francisco, CA 94104 Telephone No. 415.283.3259

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Goodman Fielder Milling and Baking (NZ) Ltd.: 4/94-12/99
Financial controller 1999, previously group accountant; job responsibilities include: consolidation of financial reports (management and statutory) including current tax and cash flow statements; tax compliance; consolidation of budgets; daily cash flows; budgetary planning. Presently responsible for a budget of $120,000,000. The parent company is listed on both the Australian and New Zealand stock exchanges.

Kliktube/ Dedece: 3/92-11/93
Prior to accepting a position with Goodman Fielder, George Franich was accountant and factory manager for 'Kliktube' a private company that manufactured plastic fittings with an annual turnover of approximately 1 million dollars.

KPMG: 1/90-2/92
His first job as an  accountant  was with business  services,  Peat Marwick (now
KPMG). George Franich left Peat Marwick for the position at Kliktube. Central United Football Club: 1988-Present Since 1988 George Franich had been treasurer of the Central United Football Club, presently New Zealand's leading soccer club.

Education (degrees, schools, and dates):

B.Comm (Auckland) 1991
George Franich is also a director of Cyberuni.


30. Chief Operating Officer and Secretary

Name:  Peter Caccioppoli
Age: 20
Office Street Address: 90 Symonds St., Peter Caccioppoli level 2 Auckland, New Zealand
Telephone No. +64-9-3093387

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

This is Mr. Caccioppolis' first position since leaving school.

Education (degrees, schools, and dates): No degrees

Peter Caccioppoli is also a Director of the Company
Peter Caccioppoli anticipates that a Californian will be recruited to the position of chief operating officer when this offering closes.


31. Chief Financial Officer.

Name: George Franich
Age: 32
Office Street Address: 580 California Street, Suite 500, San Francisco, CA 94104 Telephone No. 415.283.3259

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

See above (Chief Executive Officer).

Education (degrees, schools, and dates):
B.Comm (Auckland) 1991
George Franich is also a Director of the Company

32. Other Key Personnel

Name:  Rhys Michael Cullen;         Age: 38
Position: Chairman of Academic Committee
Office Street Address: 90 Symonds St., level 2, Auckland, New Zealand Telephone No. +64-9-3093387

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self-employed medical practitioner since 1987.
Research fellow, Department of Mathematics, Auckland University, since November 1998.
Active researcher in family medicine.

         For the last five years Dr. Cullen has been chairman of the Matthew Gardiner-Hill Community Trust, a "not for profit" organization (incorporated under the New Zealand Charitable Trusts Act 1957) that provides tertiary education scholarships, and secondary school bursaries, and funds teacher sabbaticals. The trust has developed a close relationship with Hastings Boys High School.

Education (degrees, schools, and dates):

Master of Family Medicine (Monash University) 1999
Diploma of Professional Ethics (Auckland University) 1999
Bachelor of Arts (Auckland University) 1998 senior prize in philosophy
Master of Science (Auckland University) 1996 senior prize in mathematics
Diploma of Statistics (Auckland University) 1992
Bachelor of Medicine, Bachelor of Surgery (Auckland University) 1985

Dr. Cullen is not a director of Cyberuni. Dr. Cullen will work full-time on Cyberuni matters.

As Chairman of the Academic Committee, Dr. Cullen intends to provide the following services to the company:

         o        recruitment of faculty

         o        negotiation  of  contracts  with  potential  faculty  for  the
                  provision  of  course   materials  and  the   assistance   and
                  assessment of students

         o initial review of course and examination materials submitted by faculty

         o        coordinating peer review of courses

         o establishment of relationships with existing universities and colleges.

         o        design of the database and information system

         o        establishing a moderation system for examinations

         o        preparing   Cyberuni  and  Kavil   University   to  apply  for
                  accreditation

         o        coordinating the `cloning the Huia' project

         o        developing courses, qualifications and examinations

After this offering reaches escrow his responsibilities will include

         o        development of `learner services'

         o        development of the pre-university web-sites

         Dr. Cullen was banned by the Registrar of Companies from managing a company or being a company director in New Zealand for a period of five years, beginning in August 1995. The creditor involved in the "losses to creditors" was the Inland Revenue Department. He was not banned from running a business, and has continued to run a successful medical practice and a successful charity, the Matthew Gardiner-Hill Community Trust, from 1991 to the present. The "company ban" in New Zealand prohibits him from being a director and from acting as any sort of financial manager for a company in New Zealand. This ban does not restrict him from performing the tasks assigned to him as Chairman of the Academic Committee.

33. Number of Directors.

         Our bylaws allow up to five directors. Presently there are three directors: George Franich, Peter Caccioppoli, and Anthony Franich.

34. Information concerning outside or other directors.

Name: Anthony Peter Franich; Age: 24
Office Street Address: 90 Symonds St., Level 2 Auckland, New Zealand Telephone No. +64-9-3093387

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

         For the last two years, since graduating, Anthony Franich has been travelling in Europe.

Education (degrees, schools, and dates):

         Bachelor of Business Studies, major in tourism (Massey University) 1996

35 (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

         No.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

         None of our officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Cyberuni.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances. including relevant dates.

         None of our officers or directors has managed any other company in the start-up or development stage.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

         Since November 1999, we have paid $10,000 per month for Dr. Cullen's services to a family trust incorporated in the Republic of Vanuatu. This amount will increase to $20,000 per month in November 2000.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

         We do not maintain key-man life insurance policies on any of our officers, directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

         No petition under the Bankruptcy Act or any State insolvency law has been filed by or against Cyberuni or its officers, directors or other key personnel within the last five years. Further, no receiver, fiscal agent, or similar officer has been appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.


Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

                             PRINCIPAL STOCKHOLDERS

37.  Principal  owners of the Company  (those who  beneficially  own directly or indirectly 10% or more of the common and preferred stock presently  outstanding)
starting with the largest  common  stockholder.  Include  separately  all common stock issuable upon conversion of convertible  securities  (identifying  them by asterisk)  and show  average  price per  share as if  conversion  has  occurred.
Indicate by footnote if the price paid was for a  consideration  other than cash and the nature of any such consideration.
---------------------------------------------------------- -------------------- ------------------- ------------------------
                                                                                                         Percentage of
                                                                                                     Shares After Offering
                                                                                Percentage Before
Name and Address of Shareholder                             Number of Shares         Offering        Minimum      Maximum
---------------------------------------------------------- -------------------- ------------------- ------------------------
Principal Stockholders
---------------------------------------------------------- -------------------- ------------------- ----------- ------------
George V. Franich                                               1,500,000              37%            35.7%        29.7%
130A Cliff View Drive
Green Bay
Aukland, New Zealand
---------------------------------------------------------- -------------------- ------------------- ----------- ------------
Peter J. Caccioppoli                                            1,000,000             24.7%           23.8%        19.8%
90 Symonds Street, Level 2
Aukland, New Zealand
---------------------------------------------------------- -------------------- ------------------- ----------- ------------
All Officers and Directors as a group                           2,500,000             61.7%           59.5%        49.5%
---------------------------------------------------------- -------------------- ------------------- ----------- ------------
Mathew Gardiner-Hill Community Trust (2)                        1,000,000             24.7%           23.8%        19.8%
c/o Dr. Rhys Cullen, Trustee
90 Symonds Street, Level 2
Aukland, New Zealand
---------------------------------------------------------- -------------------- ------------------- ----------- ------------
Kavil University Ltd.                                             500,000             12.3%           11.9%         9.9%
2nd Floor, Raffea House
Kumul Highway
Port Vila, Vanuatu
---------------------------------------------------------- -------------------- ------------------- ----------- ------------

(1) There are 4,050,000 shares of common stock presently outstanding. It is assumed for the purposes of calculations that the minimum and maximum number of shares is sold in this offering.

(2) The Matthew Gardiner-Hill Community Trust is a not for profit organization (incorporated under the New Zealand Charitable Trusts Act 1957) that provides college scholarships, high school bursaries, and funds teacher sabbaticals.

Dr. Rhys Cullen is Chairman of the Trust. Peter J Caccioppoli and George Franich are the only other trustees.

38. Number of shares beneficially owned by Officers and Directors as a group:

         Before Offering:  3,500,000shares (86.4% of total outstanding)

         After Offering:

         a) Assuming minimum securities sold: 3,500,000 shares (84.54% of total outstanding)

         b) Assuming maximum securities sold: 3,500,000 shares (70.0% of total outstanding)

             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

         George and Anthony Franich are brothers.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods. property or services to or from the Company, employment or stock purchase contract., etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

         We have not made loans to, and are not doing business with, any of our officers, directors, key personnel, 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons).


(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering. explain and state the amounts involved.

         The sub-lease of our offices in Auckland, New Zealand has been guaranteed personally by Peter Caccioppoli.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal Year:

         We were incorporated on March 2, 1999. Since that date, the company has paid NZ$94,558 in aggregate salaries to all officers, directors, and key personnel.

         Peter Caccioppoli is paid US$24,000 per year.

         Antony Franich is paid US$18,000 per year.

         Since November 1999, we paid US$10,000 per month for Dr. Cullen's services.

         George Franich will commence working full time for Cyberuni starting in January 2000 at an annual salary of US$90,000. We have not yet reached an agreement with our directors concerning bonuses, benefits, or other terms of their future compensation.

         No final contracts have been negotiated with any of our directors.

(b) If remuneration is expected to change, or has been unpaid in prior years, explain

         All past remuneration has been paid. Annual remuneration increases may be awarded in the next three years for the directors and key personnel if the Board of Directors believes such increases are appropriate. However, there are no definite plans or contracts that have been negotiated with respect to salaries, bonus or other remuneration for our directors or officers for the next three years.

(c) If any employment agreements exist or are contemplated, describe:

         No employment agreements exist or are contemplated other than that with George Franich, Anthony Franich, Peter Caccioppoli, and Dr. Cullen.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights.

         None.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

         None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

         Neither the Articles of Incorporation, Bylaws, nor the Certificate of Determination specifically provide approval rights for shareholders with regard to future stock purchase agreements, stock options, or warrants.


42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

         No such arrangements have been made.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.


                                   LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition. or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

         There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon our business, financial condition or operations.

                               FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986 and it is anticipated that any significant tax benefits will be available to investors in this offering. indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

         Not applicable because we are not an S corporation.

                              MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

         All material factors that we are aware of have been disclosed in this prospectus.

                              FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Prospectus section of Form

MANAGEMENT'S DISCUSSION AND ANALYSIS

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders cyberuni.org, Inc.

We have audited the accompanying consolidated balance sheet of cyberuni.org, Inc. ("cyberuni") and subsidiary as of July 31, 1999, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for its fiscal year from inception, March 2, 1999 to July 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of cyberuni and subsidiary as of July 31, 1999, and the consolidated results of their operations and comprehensive income and their cash flows for its fiscal year from inception, March 2, 1999 to July 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's ability to continue as going concern is primarily dependent on its ability to raise financing. There is substantial doubt about the ability of the Company to continue as a going concern if it is not able to raise financing. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Los Angeles, California
October 15, 1999

                                         /s/ Hollander, Lumer & Co., LLP
                                         -------------------------------
                                         HOLLANDER, LUMER & CO., LLP

                                  Cyberuni.org, Inc. and Kavil University Ltd.
                                  Consolidated Balance Sheet

                                  JULY 31, 1999

                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                        $  35,120
     Deferred offering costs                                             28,016
     Prepaid expenses                                                    11,153
                                                                      ---------
            TOTAL CURRENT ASSETS                                         74,289
                                                                      ---------
PROPERTY AND EQUIPMENT                                                    3,334

OTHER ASSETS
     Course materials                                                   251,262
     Web-development                                                      7,152
     Trademark                                                            3,185
     Goodwill                                                             1,000
                                                                      ---------
            TOTAL OTHER ASSETS                                          262,599
                                                                      ---------
TOTAL                                                                 $ 340,222
                                                                      =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued expenses                            $  14,490
     Due to related parties                                             114,579
                                                                      ---------
            TOTAL CURRENT LIABILITIES                                   129,069
                                                                      ---------
SHAREHOLDERS' EQUITY
     Series A Convertible Preferred Stock, $5 par value;
         authorized -5,000,000 shares;
         issued and outstanding - 50,000 shares                         250,000
     Common stock, no par value; authorized - 50,000,000 shares;
         issued and outstanding- 4,000,000 shares                        40,000
     Deficit during the development stage                               (73,296)
     Accumulated other comprehensive income                                (551)
     Less: Common stock of parent company held by a subsidiary           (5,000)
                                                                      ---------
            TOTAL SHAREHOLDERS' EQUITY                                  211,153
                                                                      ---------
TOTAL                                                                 $ 340,222
                                                                      =========

                  Cyberuni.org, Inc. and Kavil University Ltd.
                      Consolidated Statement of Operations
                From Inception on March 2, 1999 to July 31, 1999

REVENUE
     Registration                                                   $     6,468
     Naming rights                                                        4,494
                                                                    -----------
          TOTAL REVENUE                                                  10,962
                                                                    -----------
EXPENSES

     Advertising                                                         36,608
     General and administrative                                          48,053
                                                                    -----------
          TOTAL EXPENSES                                                 84,661
                                                                    -----------

LOSS BEFORE OTHER INCOME                                                (73,699)

OTHER INCOME

     Interest income                                                        403
                                                                    -----------

NET LOSS                                                                (73,296)
                                                                    -----------

OTHER COMPREHENSIVE INCOME
     Foreign currency translation adjustments                              (551)
                                                                    -----------

COMPREHENSIVE INCOME                                                $   (73,847)
                                                                    ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                  3,500,000

BASIC AND DILUTED LOSS PER SHARE                                      $ ( 0.02)


                  Cyberuni.org, Inc. and Kavil University Ltd.
                        Statement of Shareholders Equity
                                         Preferred Stock            Common Stock          Accumulated   Comprehensive     Total
                                      Shares      Amount        Shares        Amount        Deficit        Income
                                   -----------  -----------   -----------   -----------   -----------    -----------   -----------
Common stock issued in March 1999               $      --       4,000,000   $    40,000   $      --      $      --     $    40,000
for cash ($ .01/share)

Series A Convertible Preferred
Stock issued in June 1999 in            50,000      250,000                                                                250,000
exchange for courses material ($
5/share)

Purchased of common stock by a                                   (500,000)       (5,000)                                    (5,000)
subsidiary company

Foreign currency translation                                                                                    (551)         (551)
adjustment

Net loss                                            `                                         (73,296)                     (73,296)
                                   -----------  -----------   -----------   -----------   -----------    -----------   -----------
Balance, July 31, 1999                  50,000  $   250,000     3,500,000   $    35,000   $   (73,296)          (551)  $   211,153
                                   ===========  ===========   ===========   ===========   ===========    ===========   ===========

                  Cyberuni.org, Inc. and Kavil University Ltd.
                      Consolidated Statement of Cash Flows
                From Inception on March 2, 1999 to July 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                                         $ (73,296)
     Adjustments to reconcile net loss to net cash used in operating activities:

              Foreign currency translation adjustment                      (551)
     Changes in operating assets and liabilities:

              Increase (decrease) in:
              Prepaid expenses                                          (11,153)
              Deferred charges                                          (28,016)
              Accounts payable and accrued expenses                      14,490
                                                                      ---------
      NET CASH USED IN OPERATING ACTIVITIES                             (98,526)
                                                                      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of course material                                         (1,262)
     Payment of web-development                                          (7,152)
     Purchase of property and equipment                                  (3,334)
     Trademark                                                           (3,185)
     Goodwill                                                            (1,000)
                                                                      ---------
      NET CASH USED IN INVESTING ACTIVITIES                             (15,933)
                                                                      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
      Advance from related party                                        114,579
      Common stock issued                                                40,000
      Purchased of common stock by a subsidiary                          (5,000)
                                                                      ---------
      NET CASH USED IN INVESTING ACTIVITIES                             149,579
                                                                      ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                    35,120
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD                              --
                                                                      ---------
CASH AND CASH EQUIVALENTS END OF PERIOD                               $  35,120
                                                                      =========
OTHER CASH INFORMATION
     Interest received                                                $     403
                                                                      =========
NON-CASH INVESTING AND FINANCING ACTIVITIES
      Issuance of Series A Convertible Preferred Stock
          in exchange for course material                             $ 250,000
                                                                      =========

                   Notes to Consolidated Financial Statements
                 of Cyberuni.org, Inc. and Kavil University Ltd.

1.       Description of business

         Cyberuni.org, Inc. (the Company) was incorporated under the laws of the State of California on March 2, 1999. The Company intends to deliver over the internet university level courses that will be graded by its own employed faculty, to students of existing colleges and universities who will contract with the Company to provide the courses. The courses and related materials ("cyberuni" courses) will be developed in house, licensed from existing institutions or purchased from qualified providers.

         In addition the Company will provide a complete university program online through Kavil University, a wholly owned subsidiary incorporated in Republic of Vanuatu, a group of South West Pacific islands, by offering cyberuni courses.

         The Company is currently in the process of raising capital through public offering of its Series A Convertible Preferred Stock (see Note
         6). The proceeds from the offering will be used to develop an infrastructure to provide online access, acquire course material, recruit faculty members and market its services. Presently the Company offers courses in literature and philosophy and is developing medical and business courses.

2.       Significant accounting policies

         Fiscal year - The Company adopted a fiscal year ending July 31. These consolidated financial statements include the transactions from the inception of the Company, March 2, 1999 to July 31, 1999.

         Principles of consolidation - The consolidated financial statements include the accounts of Kavil University. All significant intercompany transactions and balances have been eliminated.

         Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         Fair value of financial instruments - The Company's financial instruments consist of cash equivalents, accounts payable, accrued expenses, and due to related parties. The fair values of the Company's financial instruments approximate the carrying value of the instruments.

         Long-lived assets - The Company evaluates the carrying value of long-lived assets, including course material, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows expected to result from the use of the assets, including disposition, is less than the carrying value of the asset.

         Property and equipment - Property and equipment is recorded at cost and depreciation is computed on the straight-line method based upon the estimated useful life of the related asset as follows:

                  Furniture, fixtures, and office equipment            5 years
                  Computers                                            3 years

         Course material - All expenses associated with acquiring course material are capitalized and amortized using the straight-line method over 5 years.

         Cost of start-up activities - Costs of start-up activities, including organization costs are charged to operations as incurred.

         Trademark - All costs associated with registering trademark "cyberuni.org" in New Zealand, Australia, and United States are capitalized and amortized over 5 years. For the period ended July 31, 1999, the Company has not amortized the trademark.

         Deferred offering costs - Deferred offering costs arose from certain legal and other related fees in connection with the sale of the Company's securities in its initial public offering. Upon successful completion of the Company's initial public offering, these costs will be charged to stockholders' equity. If unsuccessful, these cost will be charged to operations.

         Goodwill - Represents the excess of the costs of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over 5 years. For the period ended July 31, 1999 goodwill has not been amortized.

         Revenue recognition - Registration fees will be recognized when the agreement has been completed and all conditions have been accepted. Enrollment fees paid by or on behalf of each student enrolled in "Cyberuni" courses, will be deferred and amortized over the period of the course but not more than one year. The Company also receives revenue from naming rights. Naming rights are sold to sponsors which gives them the right to name institutes, professorial chairs, and other entities within Cyberuni. Revenue received from naming rights will be deferred and amortized over the period of the sponsorship agreement or contract.

         Advertising expense- Advertising and promotional costs are expensed as incurred. Advertising expenses include the costs of online and seminars regarding "cloning the Huia".

         Foreign currency translation - Both the Company and its subsidiary are using New Zealand dollar as their functional currency. Assets and liabilities are translated into US dollar at period-end exchange rates. Income statement amounts are translated using monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

         Income taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         The Company is subject to income taxes in the United States of America (the "US") and New Zealand. Taxes paid in New Zealand will be used as a credit in calculating the US income taxes to the extent that US tax law and tax treaty allows with New Zealand.

         The Company's subsidiary, incorporated in the Republic of Vanuatu ("Vanuatu"), is not subject to any income taxes in Vanuatu.

         Net income per share - Basic earnings per share is computed using the weighted average number of common shares. Diluted earnings per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the period.
         Potentially dilutive common shares consist of convertible preferred stock.

         Recent accounting pronouncements - The Company does not anticipate any accounting impact from recently adopted accounting pronouncements.

3.       Disclosure of certain significant risks and uncertainties

         Going concern - The Company's ability to continue as going concern is primarily dependent on its ability to raise financing. The Company is currently attempting to raise $5,000,000 from public offering of its Series A Convertible Preferred Stock so that the Company can meet its obligations and sustain its development activities. No assurance can be given that the public offering will be successful.

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

         Subject to government regulations - Regulatory requirements may have to be met in order to provide educational services in the international market. The Company believes that currently it is exempt from any government regulations in the U.S. because it does not participate in any federal or state student aid or loan programs. However, in the future, state laws and regulations could require the Company to meet certain requirements. There is no assurance that the Company can meet such requirements.

         Courses accreditation - Currently none of the Company's courses are accredited in any jurisdiction. This could have a material adverse effect on the Company's business and financial conditions. If the Company attempts to accredit its courses, there can be no assurance that they will achieve accreditation.

         Dependence Upon Key Personnel: The success of the Company is largely dependent on the personal efforts of Messrs. George Franich, Peter
         Caccioppoli, and Rhys Cullen, the founders. The loss of these individuals could have a materially adverse effect on the Company' operation. Currently there are no employment agreement between the Company and those officers.

         The Year 2000 Matters: The Company's operations are dependent on the Year 2000 readiness of third parties who do business with the Company. The Company cannot guarantee that the systems of third parties on which the Company relies will be Year 2000 compliant. Their failure to convert their systems could disrupt the Company's systems. In addition, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct users to the Company's online site may not be Year 2000 compliant. Finally, computers used by users to access the Company's Web site may not be Year 2000 compliant. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business.

         Other risks and uncertainties - The Company is subject to various risks and uncertainties frequently encountered by companies in early stage of development. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving and unpredictable developing online technology, and increasing number of competitors. There can be no assurance that the Company will be successful in addressing such risks.

4.       Property and equipment

         Property and equipment consisted of computer and equipment. For the period ended July 31, 1999 the property and equipment have not been depreciated.

5.       Related party transactions

         Acquisition of subsidiary - In March 1999, the Company bought all common stock outstanding of Kavil University from Regent Limited and Satellite Holdings Limited. The shares were beneficially owned by Dr. Rhys M. Cullen, a trustee of Matthew Gardiner-Hill Community Trust, a shareholder of the Company. Kavil University was an inactive start-up company. The acquisition was accounted for under the purchase method of accounting, and accordingly the operating results of Kavil University have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

         Related party Transactions - Cyberuni received debt financing from the Matthew Gardiner-Hill Community Trust to allow the Company to continue operating until the Company received money from its public offering. Matthew Gardiner-Hill Community Trust agreed to advance up to NZD400,000 (equivalent to $210,000). The Company has to pay monthly interest of NZD2,683 (equivalent to $1,408). This debt financing must be repaid within three months after the public offering reaches escrow.

6.       Shareholders' equity

         Series A Convertible Preferred Stock - The convertible preferred stocks have cumulative voting rights and preference upon liquidation, and is convertible into common stock upon the occurrence of certain events. Preferred stockholders are not entitled to preemptive rights to purchase new issues of common shares and have no preference as to dividends or interest

         Purchase of course materials - On June 15, 1999, the Company entered into agreement to sell 50,000 Series A Convertible Preferred Stock to Tertiary Provider Limited for $250,000 cash. On October 15, 1999 the
         Board of Directors agreed that Tertiary Provider Limited can satisfy its purchase of preferred stock in the form of providing the Company with material related to 15 courses, which the Company could offer online.

         Initial public offering - On October 15, 1999 the Company' board of directors approved the offering of 1,000,000 shares of series A preferred stock at $5.00 per share. These offering will be registered under a form SB-1 filing with the United States Securities and Exchange Commission.

                        CYBERUNI.ORG, INC. AND SUBSIDIARY
                          (A development stage company)
                           CONSOLIDATED BALANCE SHEET

                                                          JULY 31,    MARCH 31,
                                                           1999         2000
                                                         ---------    ---------
                                                                     (UNAUDITED)

                                  ASSETS

CURRENT ASSETS
         Cash and cash equivalents                       $  35,120    $   1,814
         Deferred offering costs                            28,016       75,699
         Prepaid expenses                                   11,153       10,500
                                                         ---------    ---------
TOTAL CURRENT ASSETS                                        74,289       88,013
                                                         ---------    ---------
PROPERTY AND EQUIPMENT                                       3,334        5,704

OTHER ASSETS
         Courses materials and web-development             251,262      280,686
         Web-development                                     7,152        7,152
         Trademark                                           3,185        3,185
                                                         ---------    ---------
                  TOTAL OTHER ASSETS                       261,599      291,023
                                                         ---------    ---------
TOTAL                                                    $ 339,222    $ 384,740
                                                         =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable and accrued expenses           $  14,490       23,277
         Due to related parties                            114,579      219,055
                                                         ---------    ---------
                  TOTAL CURRENT LIABILITIES                129,069      242,332
                                                         ---------    ---------
LONG-TERM LIABILITIES
         Convertible note                                     --         63,000

STOCKHOLDERS' EQUITY
         Series A Convertible Preferred Stock,
              $5 par value; authorized-5,000,000
              shares; issued and
              outstanding - 50,000  shares                 250,000      250,000

         Common stock, no par value;
         authorized - 50,000,000
         shares; issued - 4,000,000 shares and
         outstanding - 4,000,000 shares                     40,000       40,000
Deficit during the development stage                       (74,296)    (204,821)
Accumulated other comprehensive income                        (551)        (771)
Less: Common stock of parent company held by
   a subsidiary                                             (5,000)      (5,000)
                                                         ---------    ---------
                  TOTAL STOCKHOLDERS' EQUITY               210,153       79,408
                                                         ---------    ---------
TOTAL                                                    $ 339,222    $ 384,740
                                                         =========    =========

                                       F-1
                 See Notes to Consolidated Financial Statements



                                             CYBERUNI.ORG, INC. AND SUBSIDIARY
                                               (A development stage company)
                           CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
                                                FOR THE PERIOD           FOR THE PERIOD           FOR THE PERIOD
                                                 FROM INCEPTION          AUGUST 1, 1999           FROM INCEPTION
                                                MARCH 2, 1999 TO               TO                       TO
                                                 JULY 31, 1999           MARCH 31, 2000            MARCH 31, 2000
                                                --------------------------------------------------------------------
                                                                          (unaudited)                (unaudited)
REVENUE
     Registration                               $     6,468                $      --                $     6,468
     Naming rights                                    4,494                       --                      4,494
                                                --------------------------------------------------------------------
          TOTAL REVENUE                              10,962                       --                     10,962
                                                --------------------------------------------------------------------
EXPENSES
     Advertising                                     36,608                      1,910                   38,518
     General and administrative                      49,053                    128,615                  177,668
                                                --------------------------------------------------------------------
          TOTAL EXPENSES                             85,661                    130,525                  216,186
                                                --------------------------------------------------------------------
LOSS BEFORE OTHER INCOME                            (74,699)                  (130,525)                (205,224)
                                                --------------------------------------------------------------------
OTHER INCOME
     Interest income                                    403                       --                        403
                                                --------------------------------------------------------------------
NET LOSS                                            (74,296)                  (130,525)                (204,821)
                                                --------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME
     Foreign currency translation adjustments          (551)                      (220)                    (771)
                                                --------------------------------------------------------------------
COMPREHENSIVE INCOME                            $   (74,847)               $  (130,745)             $  (205,592)
                                                ====================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
           OUTSTANDING                            3,500,000                  3,500,000                3,500,000
                                                ====================================================================
BASIC AND DILUTED LOSS PER SHARE                $     (0.02)               $     (0.04)             $     (0.06)
                                                ====================================================================

                                                            F-2
                                      See Notes to Consolidated Financial Statements

                                               CYBERUNI.ORG, INC. AND SUBSIDIARY
                                                 (A development stage company)
                                               STATEMENT OF STOCKHOLDERS' EQUITY
    FOR THE PERIOD FROM INCEPTION MARCH 2, 1999 TO JULY 31, 1999 AND THE PERIOD AUGUST 1, 1999 TO MARCH 31, 2000 (UNAUDITED)

                               Preferred                     Common
                                Stock                        Stock                      Accumulated    Comprehensive
                                Shares        Amount         Shares         Amount        Deficit        Income         Total
                              -----------   ------------   -----------    -----------   ------------   -----------   ------------
Common stock issued                            $   --       4,000,000      $  40,000     $    --           $  --       $  40,000

Series A Convertible
Preferred Stock issued
         in exchange for          50,000        250,000                                                                  250,000
courses material

Purchased of common stock by
         a subsidiary company                                (500,000)        (5,000)                                     (5,000)

Excess loss of purchased
subsidiary                                                                                  (1,000)                       (1,000)

Foreign currency translation
adjustment                                                                                                  (551)           (551)

Net loss from inception to
July 31, 1999                                                                              (73,296)                      (73,296)

Balance, July 31, 1999            50,000        250,000     3,500,000         35,000       (74,296)         (551)        210,153
                              -----------   ------------   -----------    -----------   ------------   -----------   ------------

Foreign currency translation
adjustment                                                                                                  (220)           (220)

Net loss for the period
ended March 31, 2000                                                                      (130,525)                     (130,525)

Balance, March 31, 2000
(unaudited)                       50,000       $250,000     3,500,000      $  35,000     $(204,821)        $(771)      $  79,408
                              -----------   ------------   -----------    -----------   ------------   -----------   ------------

                                                              F-3
                                         See Notes to Consolidated Financial Statements


                                                   CYBERUNI.ORG, INC. AND SUBSIDIARY
                                                     (A development stage company)
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        FOR THE PERIOD   FOR THE PERIOD    FOR THE PERIOD
                                                                        FROM INCEPTION   AUGUST 1, 1999    FROM INCEPTION
                                                                       MARCH 2, 1999 TO       TO                 TO
                                                                        JULY 31, 1999    MARCH 31, 2000    MARCH 31, 2000
                                                                        ---------------------------------------------------
                                                                                          (unaudited)       (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                           $ (74,296)         $(130,525)         $(204,821)
     Adjustments to reconcile net loss to net cash used in operating activities:
              Foreign currency translation adjustment                        (551)              (220)              (771)
      Changes in operating assets and liabilities:
              Increase (decrease) in :
              Prepaid expenses                                            (11,153)               653            (10,500)
              Deferred charges                                            (28,016)           (47,683)           (75,699)
              Accounts payable and accrued expenses                        14,490              8,787             23,277
                                                                        ---------------------------------------------------
      NET CASH USED IN OPERATING ACTIVITIES                               (99,526)          (168,988)          (268,514)
                                                                        ---------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of course material                                           (1,262)           (29,424)           (30,686)
     Payment of web-development                                            (7,152)              --               (7,152)
     Purchase of property and equipment                                    (3,334)            (2,370)            (5,704)
     Trademark                                                             (3,185)              --               (3,185)
                                                                        ---------------------------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                                (14,933)           (31,794)           (46,727)
                                                                        ---------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
       Advances from related party                                        114,579            104,476            219,055
       Common stocks issued                                                40,000               --               40,000
       Purchase of common stocks by subsidiary                             (5,000)              --               (5,000)
       Issuance of convertible note                                          --               63,000             63,000
                                                                        ---------------------------------------------------
      NET CASH USED IN INVESTING ACTIVITIES                               149,579            167,476            317,055
                                                                        ---------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           35,120            (33,306)             1,814
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD                                --               35,120               --
                                                                        ---------------------------------------------------
CASH AND CASH EQUIVALENTS END OF PERIOD                                 $  35,120          $   1,814          $   1,814
                                                                        ===================================================
OTHER CASH INFORMATION
     Interest received                                                  $     403          $    --            $     403
                                                                        ===================================================
NON-CASH INVESTING AND FINANCING ACTIVITIES
      Issuance of series A convertible preferred stocks in exchange
          for courses material                                          $ 250,000          $    --            $ 250,000
                                                                        ===================================================

                                                                  F-4
                                            See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Description of business

         cyberuni.org, inc. (the Company) was incorporated under the laws of the State of California on March2,1999. The Company intends to deliver over the Internet university level courses that will be graded by its own employed faculty, to students of existing colleges and universities who will contract with the Company to provide the courses. The courses and related materials ("cyberuni" courses) will be developed in house, licensed from existing institutions or purchased from qualified providers. In addition the Company will provide a complete university program online through Kavil University, a wholly owned subsidiary incorporated in Republic of Vanuatu, a group of South West Pacific islands, by offering cyberuni courses.

         The Company is currently in the process of raising capital through public offering of its Series A Convertible Preferred Stock (see Note
         6). The proceeds from the offering will be used to develop an infrastructure to provide online access, acquire course material, recruit faculty members and market its services. Presently the Company offers courses in literature and philosophy and is developing medical and business courses.

2.       Significant accounting policies

         Fiscal year - The Company adopted a fiscal year ending July 31.

         Principles of consolidation - The consolidated financial statements include the accounts of Kavil University and cyberuni.ac.nz. All significant intercompany transactions and balances have been eliminated.

         Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         Fair value of financial instruments - The Company's financial instruments consist of cash equivalents, accounts payable, accrued expenses, and due to related parties. The fair values of the Company's financial instruments approximate the carrying value of the instruments.

         Long-lived assets - The Company evaluates the carrying value of long-lived assets, including course material, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows expected to result from the use of the assets, including disposition, is less than the carrying value of the asset.


         Property and equipment - Property and equipment is recorded at cost and depreciation is computed on the straight-line method based upon the estimated useful life of the related asset as follows:

                  Furniture, fixtures, and office equipment   5 years
                  Computers                                   3 years

         Course material - All expenses associated with acquiring course material are capitalized and amortized using the straight-line method over 5 years.

         Cost of start-up activities - Costs of start-up activities, including organization costs are charged to operations as incurred.

         Trademark - All costs associated with registering trademark "cyberuni.org" in New Zealand, Australia, and United States are capitalized and amortized over 5 years. For the period ended March 31,2000, the Company has not amortized the trademark.

         Deferred offering costs - Deferred offering costs arose from certain legal and other related fees in connection with the sale of the Company's securities in its initial public offering. Upon successful completion of the Company's initial public offering, these costs will be charged to stockholders' equity. If unsuccessful, these cost will be charged to operations.

         Revenue recognition - The Company will have three major sources of revenue; registration, enrollment fees and naming rights. Registration fees will be recognized when the cash is received. Enrollment fees and naming rights will be deferred and amortized over the period of the course, for enrollment fees and over the period of sponsorship agreement or contract, for naming rights.

         Advertising expense- Advertising and promotional costs are expensed as incurred. Advertising expenses include the costs of online and seminars regarding "cloning the huia".

         Foreign currency translation - Both the Company and its subsidiary are using New Zealand dollar as their functional currency. Assets and liabilities are translated into US dollar at period-end exchange rates. Income statement amounts are translated using monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

         Net income per share - Basic earnings per share is computed using the weighted average number of common shares. Diluted earnings per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the period.
         Potentially dilutive common shares consist of convertible preferred stock.

         Resent accounting pronouncements - The Company does not anticipate any accounting impact from recently adopted accounting pronouncements.

3.       Disclosure of certain significant risks and uncertainties

         Going concern - The Company's ability to continue as going concern is primarily dependent on its ability to raise financing. The Company is currently attempting to raise $5,000,000 from public offering of its Series A Convertible Preferred Stock so that the Company can meet its obligations and sustain its development activities. No assurance can be given that the public offering will be successful.

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

         Subject to government regulations - Regulatory requirements may have to be met in order to provide educational services in the international market. The Company believes that currently it is exempt from any government regulations in the U.S. because it does not participate in any federal or state student aid or loan programs. However, in the future, state laws and regulations could require the Company to meet certain requirements. There is no assurance that the Company can meet such requirements.

         Courses accreditation - Currently none of the Company's courses are accredited in any jurisdiction. This could have a material adverse effect on the Company's business and financial conditions. If the Company attempts to accredit its courses, there can be no assurance that they will achieve accreditation.

         Dependence upon key personnel -The success of the Company is largely dependent on the personal efforts of Messrs. George Franich, Peter
         Caccioppoli, and Rhys Cullen, the founders. The loss of these individuals could have a materially adverse effect on the Company' operation. Currently there are no employment agreement between the Company and those officers.

         The Year 2000 Matters - The Company's operations are dependent on the Year 2000 readiness of third parties who do business with the Company. The Company cannot guarantee that the systems of third parties on which the Company relies will be Year 2000 compliant. Their failure to convert their systems could disrupt the Company's systems. In addition, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct users to the Company's online site may not be Year 2000 compliant. Finally, computers used by users to access the Company's Web site may not be Year 2000 compliant. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business.

         Other risks and uncertainties - The Company is subject to various risks and uncertainties frequently encountered by companies in early stage of development. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving and unpredictable developing online technology, and increasing number of competitors. There can be no assurance that the Company will be successful in addressing such risks.

4.       Property and equipment

         Property and equipment consisted of computer and equipment. For the period ended July 31, 1999 the property and equipment have not been depreciated.

5.       Related party transactions

         Acquisition of subsidiary - In March 1999, the Company bought all common stock outstanding of Kavil University from Regent Limited and Satellite Holdings Limited. The shares were beneficially owned by Dr. Rhys M. Cullen, a trustee of Matthew Gardiner-Hill Community Trust, a shareholder of the Company. Kavil University was an inactive start-up company. The acquisition was accounted for as a merger of two entities under common control that was recorded similarly to a pooling of interest, and accordingly the operating results of Kavil University have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

         Due to related party - Due to related party represents advances received from Matthew Gardiner-Hill Community Trust to allow the Company to continue operating until the Company received money from its public offering. Matthew Gardiner-Hill Community Trust agreed to advance up to NZD500,000 (equivalent to $260,000) at an 8% annual interest rate. The Company has to pay monthly interest of NZD2,683 (equivalent to $1,408). These advances have to be repaid within three months after the public offering reaches escrow.

6.       Shareholders' equity

         Series A Convertible Preferred Stock - Series A Convertible Preferred Stock has a par value of $5 per share. The holders of Preferred Stock Series A have conversion right as follows:

         1. Right to convert and conversion price. Each share of Preferred Stock, Series A shall be convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Preferred Stock Series A into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $5 by the Conversion Price, determined as hereinafter provided, in effect at the time of conversion and by adding thereto the product determined by dividing the amount of all accrued and unpaid dividends on such share of Preferred Stock Series A by the lower of (1) $5 or (2) in the event of a conversion upon or following the initial public offering of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, the actual initial public offering price per share. The Conversion Price for purposes of calculating the number of shares of Common Stock deliverable upon conversion without the payment of any additional consideration by the holder of Preferred Stock, Series A shall initially be $5 per share of Common Stock. Such initial Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which Preferred Stock, Series A is convertible, as hereinafter provided.

         2. Automatic conversion. Each share of Preferred Stock, Series A shall automatically be converted into shares Common Stock, as follows:

                  o At such time as the fiscal year-end balance sheet of the corporation, prepared in accordance with GAAP, shows a net tangible book value of $7.50 or more per share for each share of the Preferred Stock, Series
                           A. said stock shall be automatically converted into Common Stock of the corporation on a share-for-share basis on the 60th day following the fiscal year end of the fiscal year in which the book value per share of Preferred Stock, Series A was found to be $7.50 or more per share.

                  o If at any time while there are shares of Preferred Stock, Series A issued and outstanding there is to be a sale or transfer of all, or substantially all, of the Corporation's properties or assets, or a sale of at least 50% of all shares of the Corporation's Common and Preferred Stock then outstanding regardless of class or series, each share of the Preferred Stock, Series A, shall be automatically converted into Common Stock of the Corporation on a share-for-share basis prior to said sale or transfer.

                  o Each outstanding share of Preferred Stock shall automatically be converted, without any further act of the corporation or its stockholders, into fully paid and nonassessable shares of Common Stock on a share-for-share basis upon the closing of a firm underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of the Common Stock for the account of the Corporation in which the aggregate gross proceeds received by the Corporation equals or exceeds $5,000,000.

         Purchase of course materials - On June 15, 1999, the Company entered into agreement to sell 50,000 Series A Convertible Preferred Stock to Tertiary Provider Limited for $250,000 cash. On October 15, 1999 the
         Board of Directors agreed that Tertiary Provider Limited can satisfy its purchase of preferred stock in the form of providing the Company with material related to 15 courses, which the Company could offer online.

         Initial public offering - On October 15, 1999 the Company' board of directors approved the offering of 1,000,000 shares of series A preferred stock at $5.00 per share. These offering will be registered under a form SB-1 filing with the United States Securities and Exchange Commission.

               MANAGEMENT'S DISCUSSION OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

         We are a start-up company. We were formed in March of 1999. We have not started to aggressively advertise our services.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months and give a rough estimate of the probable extent of the impact, if possible.

         Not applicable because we are a start-up company and have no operating results. Our subsidiary, Kavil University, registered 7 students in 1999 and also received a total of $6,468 from naming rights from the Matthew Gardinder-Hill Community Trust. With respect to changes and/or trends in the underlying economics of the industry, that information is hard to gauge. To date, there are no direct competitors with Cyberuni.org, and there are very few competitors with our subsidiary, Kavil University. The minimal competition makes it difficult to determine underlying economic changes, however, the rapid growth of the Internet leads us to believe that favorable growth of both Cyberuni.org and Kavil University is possible.

         Cyberuni expects no significant revenues in the next 12 months. Instead, the Company will rely on debt financing from the Matthew Gardiner-Hill Community Trust, in the amount of one hundred thousand dollars, as well as debt financing from Mr. George Franich and Mr. Rhys Cullen, in the total amount of eighty thousand dollars. The debt financing will provide additional capital in order to undergo a public offering in June 2002. In the interim, the Company will concentrate on building its educational database and course content, as well as to aggressively market courses to universities around the world.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year. What is the anticipated gross margin for the next year of operations? If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

         Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year. Domestic government sales as a percent of total domestic sales for last fiscal year:
Explain the nature of these sales, including any anticipated changes:

         Not applicable.

                                  NOTIFICATION

Significant Parties

     List the full names and business and residential addresses, as applicable, for the following persons:

     (a) the issuer's directors;

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland, New Zealand

     Mr. Anthony Peter Franich
     30 Maple St.
     Avondale
     Auckland, New Zealand

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland, New Zealand

     (b) the issuer's officers;

     President/Chief Executive Officer/ Chief Financial Officer

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland, New Zealand

     Chief Operating Officer/Secretary

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland, New Zealand

     (c) the issuer's general partners.

     The issuer is a corporation and has no general partners.

     (d) record owners of 5 percent or more of any class of the issuer's equity securities;

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland, New Zealand

     Dr. Rhys Michael Cullen (as trustee of the Matthew Gardiner-Hill Community Trust)
     Business Address
     90 Symonds St., level 2
     Auckland, New Zealand

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland, New Zealand

     Kavil University Ltd.
     2nd Floor, Raffea House
     Kumul Highway
     Port Vila, Vanuatu

     (e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland, New Zealand

     Dr. Rhys Michael Cullen (as trustee of the Matthew Gardiner-Hill Community Trust)
     Business Address
     90 Symonds St., level 2
     Auckland, New Zealand

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay,
     Auckland, New Zealand

     Kavil University Ltd.
     2nd Floor, Raffea House
     Kumul Highway
     Port Vila, Vanuatu


     (f) promoters of the issuer;

     Not applicable.

     (g) affiliates of the issuer;

     Peter Joseph Caccioppoli, Rhys Michael Cullen, the Matthew Gardiner-Hill Community Trust, George Vidak Franich, and Kavil University are affiliates of the issuer by virtue of their ownership of shares in Cyberuni.

     (h) counsel to the issuer with respect to the proposed offering:

     William D Evers, Esq.
     Evers & Hendrickson, LLP
     155 Montgomery Street, 12th Floor
     San Francisco CA 94104

     (i) each underwriter with respect to the proposed offering;

     There are no underwriters for the proposed offering, The Company does reserve the right to engage underwriters in the future, although there are no plans to do so at this time.

     (j) the underwriter's directors.

     Not applicable.

     (k) the underwriter's officers.

     Not applicable.

     (1) the underwriter's general partners; and

     Not applicable.

     (m) counsel to the underwriter.

     Not applicable.

Relationship with Issuer of Experts Named in Registration Statement

         Not applicable.

Selling Security Holders

         No part of the proposed offering involves the resale of securities by affiliates or existing shareholders Cyberuni.

Changes and Disagreements with Accountants

         We have no changes or disagreement with our accountants.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

         Our articles of incorporation limit the liability of our directors for monetary damages to the fullest extent allowed by California law. The effects of this provision is that we and our shareholders may not recover monetary damages against a director for breach of fiduciary duty of care, including those resulting from negligence, with certain exceptions. Directors may still be liable for monetary or other damages for breach of fiduciary duty for: I) acts or omissions involving intentional misconduct or knowing and culpable violation of law; ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or involve an absence of good faith by the director; iii) any transaction in which a director received an improper personal benefit; iv) acts or omissions showing a reckless disregard of the director's duty to the corporation and its shareholders; v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of duty; vi) liabilities arising out of transactions between the corporation and a director; or vii) making improper distributions to shareholders or loans to directors.

         The Articles of Incorporation also allow Cyberuni to indemnify our agents to the maximum extent permitted by law. Generally speaking, agents (such as directors, officers and employees) must be indemnified if the agent prevails on any claim made against him while acting as an agent. Our bylaws require that all directors be indemnified to the maximum extent allowed by the California Corporations Code. In cases where indemnification is required, the Company is required to advance costs of attorneys fees and other expenses as well as costs of litigation and settlement to the person indemnified. We have not entered into indemnification agreements with any of our directors or officers at this time, but we intends to do so in the near future. We also intend to purchase director's and officer's liability insurance as is customary in the industry.

Item 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Company's expenses in connection with the Offering, are set forth below. All of these amounts are estimates.

SEC registration fee                                         $  2,710
Legal fees and expenses                                      $ 35,000
Accounting fees and expenses                                 $ 25,000
Printing                                                     $  5,000
Escrow agent fees                                            $    500
Miscellaneous                                                $ 11,720
                                                             --------
Total                                                        $ 79,930

We will bear all the expenses shown above.

Item 26.  RECENT SALES OF UNREGISTERED SECURITIES

         The following is a list of sales of our common stock and preferred stock during the past three years that were not registered under the Securities Act. None of these sales involved the use of or payments to an underwriter. In all instances in which we issued shares under the exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act, all purchasers had access to the type of information found in a registration statement and all purchasers were sophisticated investors or directors of Cyberuni.

         On February 2, 1999, we sold four million shares of common stock to the founders of the company: Mr. Franich purchased 1,500,000 shares for the price of $15,000; Mr. Caccioppoli purchased 1,000,000 shares for the price of $10,000; the Matthew Gardiner-Hill Community Trust purchased 1,000,000 shares for the price of $10,000; and Kavil University purchased 500,000 shares for the price of $5,000. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. No underwriters were involved in the issuance and no commissions were paid.

         On June 15, 1999, as part of a stock purchase agreement, we sold 50,000 shares of Series A Preferred Stock to Tertiary Providers Limited, in exchange for 15 college level courses. The shares were sold at a per share price of $5.00. This per share price is consistent with the offering price of the Series A Preferred Stock being offered in this prospectus. The shares were issued in reliance upon the exemption from registration provided under Regulation S of the Securities Act.

Item 27. EXHIBITS

ITEM             DOCUMENT                                            PAGE
                                                                     ----

3(i)             Articles of Incorporation                           62

3(ii)            Bylaws                                              64

4                Certificate of Determination Series A               82

5                Legality Opinion: to be filed by amendment          92

10               Material Contracts:
10(i)            Stock Purchase Agreement                            95
10(ii)           Declaration of Trust                                100
10(iii)          Assignment and Conveyance of Beneficial Interest    103
10(iv)           Escrow Agreement                                    105
10(v)            Commercial Lease                                    112

15               Consent of Independent Auditors Letter              115

21               List of Subsidiaries                                117

Item 28.  UNDERTAKINGS

a)       We hereby undertake that we will:

         1) File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii)    Include   any   additional   or   changed    material
                           information on the plan of distribution.

         2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the bona fide offering.

         3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe the registrant meets all of the requirements of filing on Form SB-1 and authorized this registration statement, Pre-effective Amendment No. 1, to be signed on its behalf by the undersigned, in Auckland, New Zealand, on June 15, 2000.

Cyberuni.org, Inc.





By: /s/  George V. Franich              By: /s/  Peter Caccioppoli
    ----------------------------------      ------------------------------------
         GEORGE V. FRANICH                       PETER CACCIOPPOLI
         Chief Executive Officer,                Chief Operating Officer and
         President and                           Secretary
         Chief Financial Officer



         In accordance with the requirements of the Securities Act of 1933, this registration statement (pre-effective amendment no. 1) has been signed by the following persons in the capacities and on the dates stated.

             Signature                       Title                     Date
             ---------                       -----                     ----

/s/ George V. Franich          President, CEO, CFO and Chairman    June 15, 2000
-----------------------------
GEORGE V. FRANICH


/s/ Peter Caccioppoli             Secretary, COO and Director      June 15, 2000
-----------------------------
PETER CACCIOPPOLI


/s/ Antony P. Franich                      Director                June 15, 2000
-----------------------------
ANTONY P. FRANICH